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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X     Form 40-F
                   -----             -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes               No   X
             -----            -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                  ----------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding resolutions passed at extraordinary meeting of its board of directors.
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                       (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (Stock Code: 857)

                    ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT
                 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
                       (OVERSEAS REGULATORY ANNOUNCEMENT)

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     PetroChina Company Limited and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

     This overseas regulatory announcement was issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
--------------------------------------------------------------------------------

     PetroChina Company Limited (the "COMPANY") convened an extraordinary meeting of its board of directors by way of written resolutions on 27 December 2007, at which the "Proposal relating to the Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" was considered. The meeting was convened in accordance with the requirements under applicable laws and regulations as well as the Articles of Association of the Company. The Chairman of the Company, Mr. Jiang Jiemin, and certain directors of the Company, namely Mr. Duan Wende, Mr. Zhou Jiping, Mr. Wang Yilin and Mr. Zeng Yukang, also held positions in China National Petroleum Corporation and therefore have abstained from voting in respect of the resolutions. The remaining six directors of the Company (including the independent non-executive directors) have reviewed the resolutions and considered that the capital injection is carried out in the usual course of business of the Company on normal commercial terms and are fair and reasonable to the Company and its shareholders as a whole and are in the best interest of the Company and its shareholders as a whole, and unanimously approved:

1. the injection by the Company and China National Oil and Gas Exploration and Development Corporation of RMB8 billion each into CNPC Exploration and Development Company Limited, the contents of the "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" (the "CAPITAL INJECTION AGREEMENT"), and the entrance by the Company, China National Oil and Gas Exploration and Development Corporation and CNPC Exploration and Development Company Limited into the Capital Injection Agreement; and
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2.   the draft announcements (including but not limited to the undertakings, representations and confirmations made by the directors of the Company therein) provided to the board of directors of the Company and the authorization for the Vice Chairman of the Company, Mr. Li Hualin, to amend the announcements pursuant to the requirements of the regulatory authorities, take all actions in respect of the capital injection which he considers to be necessary or desirable and sign the Capital Injection Agreement and other documents which he considers to be necessary or desirable.

Please refer to the announcement on connected transaction made by the Company today for details of the present capital injection.



BY ORDER OF THE BOARD

PETROCHINA COMPANY LIMITED

27 December 2007



As at the date of this announcement, the board of directors of the Company comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited



Dated: December 28, 2007                           By:    /s/ Li Huaiqi
                                                          ----------------------
                                                   Name:  Li Huaiqi
                                                   Title: Secretary to the Board